UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Ashanti Goldfields - Sponsored Global Depository Receipt
(Name of Issuer)

Global Depository Receipt
(Title of Class Securities)


043743202
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  043743202.

1.  	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

PPM America, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

5.	Sole Voting Power    Not Applicable

6.	Shared Voting Power  6,103,465

7.	Sole Dispositive Power  Not Applicable

8.	Shared Dispositive Power  6,103,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person  6,103,465

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)  5.6%

12.	Type of Reporting Person (See Instructions)  IA  (See Exhibit A)

CUSIP No.  043743202.

1.  	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

M&G Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4. Citizenship or Place of Organization

United Kingdom

5.	Sole Voting Power    Not Applicable

6.	Shared Voting Power  6,103,465

7.	Sole Dispositive Power  Not Applicable

8.	Shared Dispositive Power  6,103,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person  6,103,465

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)  5.6%

12.	Type of Reporting Person (See Instructions)  IA

Item 1.

(a) Name of Issuer: Ashanti Goldfields Company Limited - Sponsored GDR

(b) Address of Issuer's Principal Executive Offices: Gold House
	Patrice Lumumba Rd  Roman Ridge   Accra, Ghana

Item 2.

(a) Name of Person Filing:
	PPM America, Inc. ("PPM")
	M&G Investment Management Limited ("M&G")
(b) Address of Principal Business Office or, if none, Residence:
	225 West Wacker Drive, Suite 1200, Chicago, IL 60606  (PPM America, Inc.)
	Laurence Pountney Hill, London, England EC4R OHH    (M&G)
(b) Citizenship:
Delaware (PPM America, Inc.)
	United Kingdom (M&G Investment Management Limited)
(d)	Title of Class of Securities:  Global Depository Receipt
(e)	CUSIP Number: 043743202.

Item 3.	Type of Person:

(e) An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership

 (a)	Amount beneficially owned: 6,103,465
 (b)	Percent of class: 5.6%
 (c)	Number of shares as to which the person has:
   (i)	Sole power to vote or to direct the vote: Not Applicable.
   (ii)	Shared power to vote or to direct the vote: 6,103,465
(iii) Sole power to dispose or to direct the disposition of: Not
Applicable.
(iv) Shared power to dispose or to direct the disposition of: 6,103,465

Item 5.	Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	 	the Security Being Reported on By the Parent Holding Company

		Not applicable.

Item 8.	Identification and Classification of Members of the Group

		Not Applicable.

Item 9.	Notice of Dissolution of Group

		Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuers of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 2001
Date

/s/ Drew Ahrens
Signature

Vice President - Compliance
Name/Title

EXHIBIT A

Identification and Classification of the Members of the Group.

By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Therefore, PPMAmerica, Inc., a subsidiary of Prudential plc, is making this filing on behalf of certain of Prudential plc's subsidiaires.

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Acf of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 14th day of February, 2001.


PPM America, Inc.
By: /s/ Drew Ahrens
		Drew Ahrens
		Vice President - Compliance



M&G Investment Management Limited
By: 	PPM America, Inc.,
	As Attorney-in-Fact


By: /s/ Drew Ahrens
		Drew Ahrens
		Vice President - Compliance